Confidential treatment has been requested pursuant to Rule 83.  This letter omits confidential information included in the unredacted version of the letter that was delivered to the Division of Corporation Finance.  These omissions are denoted by asterisks.

ITEX Corporation
3326 160th Ave. SE, Ste. 100
Bellevue, WA 98008
Fax: (425) 463-4041

November 15, 2010

Transmitted by EDGAR Submission

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3561
Washington, DC 20549

Attention:	H. Christopher Owings, Assistant Director
Mara Ransom, Legal Branch Chief
David Orlic, Special Counsel, Office of Mergers and Acquisitions
Robert Errett, Staff Attorney

Re:	ITEX Corporation
Definitive Additional Proxy Soliciting Materials
Filed November 8, 2010
File No. 000-18275

Dear Ms. Ransom and Messrs. Owings, Orlic and Errett:

On behalf of ITEX Corporation (“ITEX”), we submit the following response to your comment letter dated November 10, 2010.  Set forth below are the Staff’s comments followed by our responses.

Historical Results Since 2003, page 1

1.	Please provide us supplementally with support that:

(a)  your member and broker base is considerably larger due to successful acquisitions;

Response:

The statement in the Chairman Letter was summarizing historical accomplishments since 2003.  Since 2003, the ITEX member and broker base is considerably larger as a result of acquisitions, the first one being completed in July 2005.  The effects of the acquisitions were to increase the ITEX Marketplace from approximately 13,000 member businesses in 2004 to its current size of approximately 24,000 member businesses, and to expand the broker base from about 60 offices in 2004 to over 95 offices.

These facts were summarized in our Forms 10-KSB and 10-K for the fiscal years ended July 31, 2004, 2005 and 2008, with excerpts set forth below:

ITEM 1.   DESCRIPTION OF BUSINESS

Overview

We are a technology company that provides a business-to-business payment system for non-cash transactions. We service our business members through our independent licensed broker (“ILB”) and franchise network (together, the “Broker Network”) in the United States and Canada.  Our business services and payment systems enable more than $170 million a year in transactions to be processed between approximately 13,000 member businesses which, collectively, make up the ITEX Exchange .We administer the ITEX Exchange and act as a third-party record-keeper for transactions entered into by the members. We charge association fees and percentage-based transaction fees.

At July 31, 2004, our Broker Network was comprised of more than sixty ILB and franchise offices in the United States and Canada.  As of July 31, 2003, we owned five corporate-owned offices.  Between August 2003 and March 2004 all of these corporate-owned offices were sold. During February 2004, our principal executive offices were relocated from Sacramento, California to Bellevue, Washington.

Source:  Form 10-KSB for the fiscal year ended July 31, 2004, as filed with the SEC on October 5, 2004, page 1.
http://www.sec.gov/Archives/edgar/data/860518/000089109204004657/e19190_10ksb.txt

ITEM 1.   DESCRIPTION OF BUSINESS

Overview

ITEX, The Cashless MarketplaceSM, is a leading marketplace for cashless business transactions across North America.  We service our business members through our independent licensed brokers, area directors and franchise network (individually, “Broker” and together, the “Broker Network) in the United States and Canada.  Our business services and payment systems enable more than $250 million a year in transactions to be processed between approximately 22,000 member businesses (collectively, the “ITEX Marketplace.”)  We administer the ITEX Marketplace and act as a third-party record-keeper for transactions entered into by our members.  We generate revenue by charging for association fees, percentage-based transaction fees and other fees.

In July 2005 we expanded our operations by acquiring BXI Exchange, Inc., a Delaware corporation (“BXI”), which is now a wholly owned direct subsidiary of ITEX.  The BXI member businesses have been integrated into the ITEX Marketplace, and the BXI area directors have joined our Broker Network, adding about 40 offices.  At July 31, 2005, our Broker Network was comprised of more than 95 Broker offices in the United States and Canada.

Source:  Form 10-KSB for the fiscal year ended July 31, 2005, as filed with the SEC on October 31, 2005, page 1.
http://www.sec.gov/Archives/edgar/data/860518/000127528705004276/ic3948.htm

Mr. H. Christopher Owings
November 15, 2010

ITEM 1.   BUSINESS

Members

The Marketplace has approximately 24,000 members in the United States and Canada.  [page 5]

ITEM 7.   MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Acquisitions Funded by Our Cash Flows from Operating Activities

In 2008, we continued to execute growth within our self-funding abilities.  In the first and third quarters of 2008, we completed the acquisition of two separate trading communities, expanding into San Francisco, Chicago and Cleveland, in addition to adding members in New York, New Jersey and Connecticut.  Together, the aggregate cash purchase price of $3,462,000 at the acquisition dates were funded with $1,700,000 from our cash flows from operating activities, $200,000 from our line of credit and $1,136,961 from seller financing.  On August 1, 2008, we made an additional cash payment of $150,000 using our cash flow from operating activities.  We expect to complete our remaining debt payments by the end of 2009 using our cash flows from operating activities.

On August 1, 2007, we expanded the Marketplaceby acquiring certain assets of a commercial trade exchange network from The Intagio Group, Inc., a Delaware corporation (“Intagio”).  The acquisition added approximately 2,000 members.  The purchase price was (i) cash in the amount of $2,000,000, (ii) a secured promissory note in the aggregate principal amount of $1,136,961, (iii) if certain revenue targets were achieved, additional cash payments totaling up to $150,000, and (iv) the assumption of certain liabilities of less than $30,000.  We utilized $1.7 million of our cash reserves and financed the balance of the purchase price by borrowing $300,000 under our Revolving Credit Agreement with U.S. Bank and by issuing an 8.0% subordinated secured promissory note (“2007 Note”) to Intagio in the aggregate principal amount of $1,136,961 due August 31, 2010.  The 2007 Note is a secured obligation and ranks senior to all of our other obligations, except any U.S. Bank debt.  Principal and interest on the 2007 Note is payable in twenty-four equal monthly installments of $51,422 which commenced on August 31, 2007.  Our total principal repayments during 2008 were $546,000 leaving an outstanding balance as of July 31, 2008 of $591,000.

On February 1, 2008, we acquired from ATX The Barter Company, Inc. (“ATX The Barter Company”) certain assets of a commercial trade exchange network including a membership list of approximately four hundred member businesses for $325,000, paid in full with our cash reserves.  These new member businesses are located in or near Cleveland, Ohio. [page 15]

Source:  Form 10-K for the fiscal year ended July 31, 2008, as filed with the Commission on October 1,2008, pages 5 and 15.
http://www.sec.gov/Archives/edgar/data/860518/000114420408055605/v127775_10k.htm

As for whether the acquisitions are “successful,” we believe a number of factors are independently sufficient to support this conclusion. The acquired businesses were successfully integrated into ITEX’s operations, the acquisitions expanded our geographical presence, they eliminated certain competitors, they increased our revenues, they increased our member and broker base, and, as stated in our response to 1(e) below, they increased our cash flow.

Mr. H. Christopher Owings
November 15, 2010

The dissident stockholder group is decrying ITEX’s“[f]ailure to organically grow the franchise business.”1 This statement itself is a tacit admission that our acquisitions have succeeded in being a primary driver of growth.  Please keep in mind that the Chairman’s statement was made in the context of ITEX’s accomplishments since 2003.  In our previous letter to the Staff on October 21, 2010, we provided factual support for the statement that since 2003 ITEX has “increased revenue by 60%.” The growth in revenue since 2003 itself should be sufficient factual support for the success of our acquisitions, taken as a whole. The numbers are repeated below:

Fiscal year ended July 31,	From Forms 10-K and 10-KSB Consolidated Statements of Income (In thousands) “Revenue” **	Percentage Increase

2003	$10.595
2010	$16,925	59.75%

**	Consolidated Statements of Income, as filed with the Commission on Forms 10-K and 10-KSB for each of the years 2003 through 2010, and attached to our letter to the Staff of October 21, 2010.

(b)  the value proposition for your members continues to improve;

Response:

Once again we note that the Chairman’s statement was made in the general context of our accomplishments since 2003.  One of the objectives of a barter exchange is to provide a broad forum for members to trade goods and services without exchanging cash.  Our “ITEX dollars” can only be redeemed in the ITEX Marketplace. To the extent the ITEX Marketplace is expanded by adding member businesses, it provides greater liquidity for ITEX dollars ─ greater flexibility for our members and greater utility in purchasing and selling products and services.  Thus at a minimum, the expansion of the Marketplace since 2003 from approximately 13,000 to approximately 24,000 member businesses improves the value proposition for members.

Even absent absolute growth in member count, ITEX seeks to add value to its members in a number of ways.  One example is through enhancements to its website and technology.  ITEX has changed the “look and feel” of its website several times since 2003, to encourage greater member facility, communication and ease of transactional activity.  From time to time, ITEX has offered specific member services or benefits, such as products and services useful to small business owners.  A recent benefit to members has been made possible as a result of our strategic partnership with SuperMedia (dbaSuperTrade Exchange).  By enabling cross-platform transactions with SuperTrade members, ITEX members are provided more buying and selling opportunities.  In addition, SuperMedia provides advertising opportunities not previously available in the ITEX Marketplace, and is currently offering a 20% rebate to ITEX members when they buy and sell to SuperTrade Exchange members using ITEX dollars.

(c)  you are ranked number one in your industry and that such ranking is undisputed;

Response:

ITEX is in the retail trade exchange industry, in which rankings are generally determined by number of members.  There is little or no published ranking information available.  However, the various trade exchanges throughout North America are well-known to those in the industry, to ITEX employees, and to Mr. White in particular.  Mr. White has been associated with various barter trade organizations since 1983, serving on the board and as Chairman of The National Association of Trade Exchanges, and was recipient of the Outstanding Achievement Award from the International Reciprocal Trade Association (“IRTE”).

1  Source: Definitive Proxy Statement filed November 9, 2010, page 6.

Mr. H. Christopher Owings
November 15, 2010

There are two public companies in the retail trade exchange industry, ITEX and International Monetary Systems, a Wisconsin corporation.  Other trade organizations are smaller regional exchanges.

In its most recent 10-K filed on April 2, 2010, International Monetary Systems states that it has 16,000 members (compared to approximately 24,000 for ITEX) and revenues of approximately $14 million (compared to approximately $17 million for ITEX).2 We have no knowledge of anyone disputing ITEX’s number one ranking in our industry, including the CEO of International Monetary Systems.

(d)  you acquired your #2 and #3 ranked U.S. competitor trading systems;

Response:

At the time of the acquisition of BXI in July 2005, BXI had approximately 13,000 members.  Many of these member accounts were duplicative of ITEX accounts, and at the close of the BXI acquisition ITEX reported a net gain of 9,000 members (see our response to 1(a) above).  At the time of the BXI acquisition, IMS reported it had approximately 9,000 members as indicated below:

ITEM 1. DESCRIPTION OF BUSINESS.

Introduction

International Monetary Systems, Ltd. was incorporated in 1989 under the laws of the State of Wisconsin. The Company acquires, owns, manages and operates trade exchanges and other related businesses.

Trade exchanges, or barter networks, are financial service firms which permit companies and individuals to exchange goods and services utilizing an electronic currency known as "trade dollars", the use of which is described below. Currently, IMS services more than 9,000 barter customers. We have continually expanded our customer base, principally through enrolling new members in our existing markets, acquiring other barter exchanges, and by encouraging our members to increase their trade volume.

Source:  International Monetary Systems Form 10-KSB for the year ended December 31, 2005, as filed with the Commission on June 26, 2006.
http://www.sec.gov/Archives/edgar/data/1097430/000109743006000017/ims2005-10ksba.txt

Thus, in actuality, when measured solely by number of members reported at the time of acquisition, ITEX in 2005 acquired its #1 competitor.  However, by virtue of the fact that International Monetary Systems now has 16,000 members and is currently ITEX’s #1 competitor (see response to 1(c) above), Mr. White made the more conservative statement.

2 Source:  International Monetary Systems Form 10-K for the year ended December 31, 2009, as filed with the Commission on April 2, 2010.
http://www.sec.gov/Archives/edgar/data/1097430/000121390010001289/f10k2009_ims.htm

Mr. H. Christopher Owings
November 15, 2010

With respect to the acquisition of Intagio in August 2007, ITEX believed that Intagio with its approximately 3,500 members was the next largest exchange after BXI and International Monetary Systems. By the time of the acquisition of Intagio, International Monetary Systems had acquired several exchanges increasing its reported membership from 9,000 to 15,000 members, as noted below.  After the acquisition of the Chicago-area based Illinois Trade Association and its assimilation into International Monetary Systems, based on available industry information ITEX reasonably believed that Intagio was the #3 ranked U.S. competitor trading system. As with the BXI acquisition, many of the Intagio member accounts were duplicative of ITEX accounts, and at the close of the Intagio acquisition ITEX reported a net gain of 2,000 members.

Five of those acquisitions were consummated during 2006. In March 2006, IMSL acquired from Southern Barter Exchange the membership list of their clients located in Memphis, Tennessee. Also in March 2006 IMSL acquired the membership list and assets of Master Trade Barter Systems of Los Gatos, California. In April 2006, IMSL acquired the membership list and assets of Trade Exchange of the Rockies, a barter exchange located in Golden, Colorado. In June 2006, IMSL acquired the membership list and assets of Barter Indiana Group, a barter exchange located in Indianapolis, Indiana. In September 2006, IMSL entered into a Share-Exchange agreement for the acquisition of all outstanding shares of National Trade Association (d.b.a Illinois Trade Association) located in Niles, Illinois. With the addition of these five client bases, the IMS barter network now boasts a membership roster totaling over 15,000 businesses.

Source:  International Monetary Systems Form 10-KSB for the year ended December 31, 2006, as filed with the Commission on April 2, 2007, page 5.
http://www.sec.gov/Archives/edgar/data/1097430/000109743007000008/ims2006-10ksb2.txt

(e)  all acquisitions are cash flow positive, providing a solid return on capital;

Response:

At the most basic level, those exchanges whose members are fully integrated into the ITEX system after acquisition will be cash flow positive, since little or no increase in corporate overhead accompanies the integration.  When company-owned offices are established to service acquired members, the increase in corporate overhead provides additional expense to offset revenue (see discussion below on corporate-owned offices). In the case of the BXI acquisition, ITEX did not retain any BXI employees or materially expand its overhead to service the newly-acquired members.  As a result, the audited cash flow statements for ITEX from our Forms 10-K indicate a cash flow increase of $993,000 from 2005 to 2006.  This was primarily due to the BXI acquisition which occurred at the beginning of fiscal 2006.  A table summarizing our cash flows for the purpose of year-to-year comparison is set forth below:

Mr. H. Christopher Owings
November 15, 2010

Fiscal year ended July 31,	From Forms 10-K and 10-KSB Consolidated Statements of Cash Flows (In thousands) “Net cash provided by (used in) operating activities” **

2003	$(74)
2004	$28
2005	$843
2006	$1,836
2007	$2,057
2008	$2,374
2009	$2,875
2010	$2,536

**	Consolidated Statements of Cash Flows, as filed with the Commission on Forms 10-K and 10-KSB for each of the years 2003 through 2010 were attached to our letter to the Staff of October 21, 2010.

It can also be seen that cash flow also increased $317,000 from 2007 to 2008.  The acquisition of Intagio in August 2007 (adding approximately 2,000 members), and ATX in February 2008 (adding 400 members), both occurred in fiscal 2008.

In connection with the acquisition of Intagio in August 2007, ITEX increased its corporate overhead and established company-owned offices to service the former Intagio members.  The corporate-owned offices were added to incubate the new offices until they could be sold to suitable franchisees, as well as providing the ability to offer certain strategic services and testing of corporate initiatives.  Subsequent to the Intagio acquisition, the San Francisco and Connecticut members were sold to franchisees.  ITEX continues to own and manage offices in Chicago and Cleveland which were a direct result of the members acquired from Intagio.  Notwithstanding the increase in overhead from corporate-owned stores, the Intagio acquisition has been cash flow positive.  Set forth below are the revenues and expenses associated with all corporate-owned stores for the fiscal year ended July 31, 2010.

Corporate-owned Offices

$874,000	Revenue - ITEX Marketplace (1)
***	*** (2)
$1,211,500	Total revenue
$835,000	Corporate office overhead (3)
$376,500	Positive cash flow

(1)	From MD&A, page 24 of Form 10-K for fiscal 2010, as filed with the SEC on October 20, 2010.
(2)	From confidential internal data.
(3)	From MD&A, page 26, 27 of Form 10-K for fiscal 2010, as filed with the SEC on October 20, 2010.

Mr. H. Christopher Owings
November 15, 2010

In August 2008, ITEX purchased from Intagio certain specified assets related to its media planning and placement business.  As set forth below for the fiscal year ended July 31, 2010, this asset purchase has also been cash flow positive.

Media Assets

$	***	Revenue – Media Services (1)
	***	Corporate staffing (1)
	$77,584	Positive cash flow

(1)	From confidential internal data.

With respect to the statement that acquisitions have provided “a solid return on capital,” based on using net after-tax operating income (NOPAT) to calculate return on capital we submit that return on capital after taxes has ranged from 5% to 132% during the years from 2004 to 2010.  Our calculations and assumptions are set forth below.  Using these calculations, our after-tax return on capital for 2010 was 10%, and our five-year average was 22%.

           Itex Corporation
Return on Capital (ROC) analysis
         as of July 31, 2010

ROC analysis:

	2003	2004	2005	2006	2007	2008	2009	2010

Income before taxes	$(627)	$2,653	$838	$1,458	$1,661	$1,517	$1,028	$1,557
Divided by
Book value of debt+ Book value of Equity - Cash	$(585)	$2,012	$6,086	$8,064	$10,596	$12,266	$11,684	$9,890

ROC - before taxes	na	132%	14%	18%	16%	12%	9%	16%

Input items (in '000's):
Income before taxes	$(627)	$2,653	$838	$1,458	$1,661	$1,517	$1,028	$1,557
After tax operating income	$(627)	$2,653	$3,098	$3,433	$4,504	$934	$607	$946

book value of debt	$-	$-	$1,696	$410	$19	$8	$260	$190
book value of equity	$(481)	$2,227	$4,959	$7,968	$12,330	$13,319	$13,981	$14,869
cash	$104	$215	$569	$314	$1,753	$1,061	$2,557	$5,169

Notes: The company is currently utilizing an NOL in each of the above years and does not pay any income taxes other than a small AMT each year. During the years 2005 - 2007 the company reflected a tax benefit of $7,078 (2,260,1,975 and 2,843). So the above ROC analysis reflects the before tax amount as using after taxes would reflect a higher return during 2006 and 2007 (see below)

ROC - after taxes	na	132%	51%	43%	43%	8%	5%	10%

Return on capital (ROC) is a ratio used in finance, valuation, and accounting. The ratio is estimated by dividing the net after-tax operating income (NOPAT) by the book value of invested capital.

ROC =	NOPAT
BV of Debt + BV of Equity – Cash

Mr. H. Christopher Owings
November 15, 2010

(f)  all debt incurred as a result of acquisitions has been paid in full.

Response:

The $190,000 in “Other long-term liabilities” on our balance sheet as of July 31, 2010, represents deferred revenue from a web services licensing agreement.  We have previously disclosed that all acquisition-related debt has been retired.

Please refer above to page 3 of this response, which contains a quote from the MD&A section of our Form 10-KSB for the fiscal year ended July 31, 2008, as filed with the Commission on October 1, 2008. In order to complete the Intagio acquisition, ITEX borrowed $300,000 under its Revolving Credit Agreement with U.S. Bank and issued an 8.0% subordinated secured promissory note (“2007 Note”) to Intagio in the aggregate principal amount of $1,136,961 due August 31, 2010.  An outstanding balance of $591,000 remained on the 2007 Note as of July 31, 2008.

This disclosure was updated in our Form 10-K for the fiscal year ended July 31, 2009 as follows:

NOTE 7 - NOTES PAYABLE AND LINE OF CREDIT

On August 1, 2007, we incurred a $1,137 note payable to The Intagio Group, Inc. in the form of a senior subordinated secured promissory note (see Note 10 – Acquisitions) with interest at 8.0% and repayments in 24 equal monthly installments.  Our total principal repayments during 2009 and 2008 were $591 and $546 respectively leaving an outstanding balance as of July 31, 2009 of $0.

We have a revolving credit agreement to establish a $1.5 million line of credit facility from our primary banking institution at libor plus 2%.  The maturity date of this short-term debt facility is November 30, 2009.  During 2008, we borrowed and repaid $300 to fund the Intagio asset acquisition (see Note 10 – Acquisitions).  Additionally, we borrowed and repaid $0 and $210 in 2009 and 2008, respectively, to meet our short term cash flow needs.  There is no outstanding balance under this line of credit as of July 31, 2009.  We may utilize this credit facility for short-term needs in the future.

On August 1, 2008, we incurred a $688 note payable to The Intagio Group, Inc. in the form of a senior subordinated secured promissory note with interest at 8.0% and repayments in 11 equal monthly installment payments of $65,000.  The note was in connection to the acquisition from Intagio of certain assets of a media services company. In November 2008, the purchase consideration was adjusted by a mutual agreement between the buyer and the seller. The promissory note original principal balance was reduced by $50,000 to $638,000 and the remaining reduced balance was paid in full in November 2008.

Source:  Form 10-K for the fiscal year ended July 31, 2009, as filed with the Commission on October 15, 2009, page 51.
http://www.sec.gov/Archives/edgar/data/860518/000114420409053007/v162888_10k.htm

This same Form 10-K for the fiscal year ended July 31, 2009 also discussed the payment of debt related to the media assets purchased from Intagio and the ATX acquisition:

Mr. H. Christopher Owings
November 15, 2010

ITEM 7.  MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Acquisitions Funded by Our Cash Flows

In 2009, we continued to execute growth within our self-funding abilities.  In August 2008, we acquired certain assets of a media services company from The Intagio Group, Inc., a Delaware corporation (“Intagio”).  The advertising and media sector is currently the largest component of transaction volume in the ITEX Marketplace.  With the media services acquisition, we seek to expand our capabilities in this market sector by providing an “in-kind” payment option for hospitality firms in funding their media campaigns and to create a new revenue stream (“Media”). The purchase price included cash in the amount of $68, a secured promissory note in the aggregate principal amount of $688 which was subsequently reduced to $638, and the assumption of certain liabilities totaling approximately $109.  The note was paid in full during 2009.

In 2009, we also finished paying the aggregate purchase price for the acquisition of two separate trading communities from ATX and Intagio, which occurred during the first and third quarters of 2008.  This acquisition allowed us to expand into San Francisco, Chicago and Cleveland, in addition to adding members in New York, New Jersey and Connecticut.

Source:  Form 10-K for the fiscal year ended July 31, 2009, as filed with the Commission on October 15, 2009, page 51.
http://www.sec.gov/Archives/edgar/data/860518/000114420409053007/v162888_10k.htm

In a similar manner, we previously disclosed in our Form 10-KSB for the fiscal year ended July 31, 2007, that the $1.3 million borrowed from U.S. Bank in order to partially fund the acquisition of BXI had been repaid:

NOTE 5 - NOTES PAYABLE AND LINE OF CREDIT

On June 30, 2005, we borrowed $1.3 million from U.S. Bank in the form of a promissory note (“Bank Note”) with interest at 6.48% and repayments in 47 equal monthly installments. In addition to normal monthly installment payments, we made optional prepayments of principal of $250 and $697 in the second quarter of 2006 and the first quarter of 2007, respectively. We repaid the entire note in full in the first quarter of 2007.

Source:  Form 10-KSB for the fiscal year ended July 31, 2007, as filed with the Commission on October 2, 2007, page 45.
http://www.sec.gov/Archives/edgar/data/860518/000114420407052424/v089282_10ksb.htm

Mr. H. Christopher Owings
November 15, 2010

Our Future, page 2

2.
Please provide us supplementally with support for the assertions that “[o]perational cash flow in 2011 is expected to remain strong, allowing us to continue to invest in our Broker Network and in our technology...”and …….

Response:

ITEX’s operational cash flows for the last eight years are summarized as follows:

Fiscal year ended July 31,	From Forms 10-K and 10-KSB Consolidated Statements of Cash Flows (In thousands) “Net cash provided by (used in) operating activities” **

2003	$(74)
2004	$28
2005	$843
2006	$1,836
2007	$2,057
2008	$2,374
2009	$2,875
2010	$2,536

**	Consolidated Statements of Cash Flows, as filed with the Commission on Forms 10-K and 10-KSB for each of the years 2003 through 2010 were attached to our letter to the Staff of October 21, 2010.

Our confidence in our operational performance going forward is based on a reasonable extrapolation from our historical past.  Current management has no current intention to materially alter the stability of its current strategic plan. There is no reason to believe the generation of operational cash flow in 2011 will not be substantially similar to recent fiscal years.  Even the dissident stockholder group has assumed for purposes of its proposed spending plan that ITEX’s operational cash flow will continue at the same level during fiscal 2011.3

Operational cash flow is sufficient “to continue to invest in our Broker Network and in our technology” for several reasons. First, ITEX does not have material contractual financial commitments (other than its lease commitments as disclosed in our Form 10-K for fiscal 2010), nor does ITEX have any required debt repayments. Cash dividends to common stockholders (estimated to require up to $576,000 annually) and ITEX’s stock repurchase plan (up to $2.0 million) can be funded during 2011 from current cash reserves which were $5.17 million as of July 31, 2010.

3 “The Committee believes that cash expenditures related to executing its plan can be funded by ITEX’s current cash on its balance sheet ($5.160 million as of July 31, 2010), the anticipated annual net cash provided by operating activities ($2.536 million as of July 31, 2010), …”  Source: Definitive proxy statement filed October 9, 2010, page 11.

Mr. H. Christopher Owings
November 15, 2010

Further, the relative strength of our operating cash flow and capacity for investment is related to our specific industry, which is generally not capital intensive.  It can be seen that over the last two fiscal years, investing activities used a maximum of $120,000.  In 2008, ITEX expended $2.358 million in investment, primarily for business acquisitions.

CASHFLOWS FROM INVESTING ACTIVITIES:
Business acquisitions	-	(68)
Sale of business	50	-
Payments received from notes receivable - corporate office sales	195	236
Payments received from loans	20	20
Advances on loans	(12)	(34)
BXI earnout	-	(150)
Purchase of property and equipment	(67)	(124)
Net cash provided by (used in) investing activities	186	(120)

Source: ITEX Consolidated Statements of Cash Flows for the fiscal years ended July 31 2010 and 2009, as filed with the Commission on Form 10-K on October 20, 2010.

CASHFLOWS FROM INVESTING ACTIVITIES:
Business acquisitions	(2,381)	(15)
Business sales	50	-
Investment in a blogging technology company	(30)	-
Payments received from notes receivable - corporate office sales	198	648
Payments received from loans	341	284
Advances on loans	(274)	(302)
BXI earnout	(150)	(62)
Purchase of property and equipment	(112)	(100)
Net cash provided by (used in) investing activities	(2,358)	453

Source: ITEX Consolidated Statements of Cash Flows for the fiscal years ended July 31, 2008 and 2007, as filed with the Commission on Form 10-K on October 1, 2008.

The statements made by the Chairman in his letter relating to investing “in our Broker Network and in our technology” contemplate investment in ITEX’s infrastructure, not merger or acquisition activity.  To further explain this infrastructure investment, the following paragraph is taken from in the “Overview” section of Management’s Discussion and Analysis of Financial Condition in our most recent Form 10-K, filed October 20, 2010:

Mr. H. Christopher Owings
November 15, 2010

We continually enhance our internet applications and web services to make our online services more user friendly for prospects, members, and brokers, and to create confidence in the Marketplace.  We are in the process of upgrading our payment processing and team software with .NET technologies, scheduled for completion late next year.  We reworked and launched our new user interface for www.itex.com in June 2010, with more tools and better search functionality for our members and brokers.  In addition, we have expanded our production and co-location facilities. We seek to support our Broker Network in various ways to add to their productivity and efficiency, including encouraging the use of current technology products and services.  In a recent initiative, we provided new desktop computers, software and monitors to brokers who meet established eligibility requirements, as well as to our corporate offices, replacing models that were several years old.  Our company PC infrastructure was standardized on Dell™ products and Microsoft™ software in late 2004.  We purchased approximately 158 computer systems, standardized on Dell desktops and notebooks, with software that included Microsoft Windows 7 and Office 2010.  We expensed $129 during the fiscal year 2010 for these computer equipment and software upgrades.

Source:  From MD&A, page 21 of Form 10-K for the fiscal year ended July 31, 2010, as filed with the Commission on October 20, 2010.

Notwithstanding this normal investment in infrastructure, to the extent acquisition activity might occur operational cash flow can be supplemented by ITEX’s line of credit facility, as discussed in our most recent Form 10-K:

LIQUIDITY AND CAPITAL RESOURCES (in thousands)

Our principal sources of liquidity are our cash provided by operating activities, cash and cash equivalents on hand.  Net cash provided by operating activities was $2,536 and $2,875 for the years ended July 31, 2010 and 2009, respectively.   Our cash and cash equivalents balance as of July 31, 2010 totaled $5,169.  Additionally, we have a revolving credit agreement for a $2,500 line of credit facility from our primary banking institution, U.S. Bank (“line of credit”).  This line is effective through November 30, 2010. We anticipate renewing the line at the same level for another year. We have no outstanding balance on our line of credit as of July 31, 2010.

Source:  From MD&A, page 30 of Form 10-K for fiscal 2010, as filed with the SEC on October 20, 2010

Overall, the statements made in the Chairman letter are consistent with what ITEX has previously disclosed about its financial condition. The following paragraph is also taken from the “Overview” section of Management’s Discussion and Analysis of Financial Condition in our most recent Form 10-K, filed October 20, 2010.

Mr. H. Christopher Owings
November 15, 2010

●    Financial Position.  Our financial condition and balance sheet remained strong at July 31, 2010, with cash and cash equivalents of $5,169 compared to $2,557 at the same period in 2009.  We paid off our business acquisition debt during 2009, and eliminated the associated interest expense.  Our net cash flows provided by operating activities were $2,536 for the year ended July 31, 2010, compared to $2,875 for the corresponding period the previous year.  The decrease is primarily due to the receipt of $350 in 2009 for a five-year web services license.  We intend to continue to strengthen our business model, which has the ability to generate consistent, strong cash flows with low capital expenditure requirements.  We seek to maintain an ample liquidity cushion, while returning cash to our shareholders.  On May 11, 2010, the board declared ITEX’s first ever cash dividend in the amount of 2.5 cents per share, which was paid on June 30, 2010.    We expect cash will be sufficient for comparable dividends to be paid on a quarterly basis, an expenditure of about $90 per quarter.  We also initiated a $2,000 stock repurchase plan during the year.

Source:  From MD&A, page 21 of Form 10-K for the fiscal year ended July 31, 2010, as filed with the Commission on October 20, 2010.

2.
Please provide us supplementally with support for the assertions …….. that “[t]he policies and strategies we have implemented over the past several years are creating revenue, reducing expenses, and continue to foster a high-performance culture.”

A policy that has been successful in creating revenue is ITEX’s subscription-based web services which are a component of revenue.  Web service revenue was $715,000 in fiscal 2010, compared to $112,000 in 2009.  The following paragraph is taken from Management’s Discussion and Analysis of Financial Condition in our most recent Form 10-K, filed October 20, 2010:

Year ended July 31, 2010 and 2009. Revenue increased by $423 or 3% for the year ended July 31, 2010 compared to 2009.  We attribute this increase primarily to a $653 net increase in our 2010 other revenue which is primarily composed of web services revenue. In addition, broker office association fees increased 4% to $4,485, from $4,300, as a result of more members in the Marketplace. Transaction fees from broker offices were relatively similar for the comparable periods. Corporate-owned offices association fee and transaction fee revenue decreased as one of the corporate owned offices was sold in October 2009.

The increase in other revenue is primarily related to continued progress in our web services revenue initiatives which began on February 12, 2009, when we granted a media services company a limited, non-exclusive right to use ITEX’s proprietary online broker and client relationship management platform, including billing functionality, data analysis and other offerings, as well as ITEX’s related hosting services. This was followed by a second subscription-based agreement in May 2009.  Our fees include a one-time subscription fee in addition to support services provided and a percentage of the gross merchandise value (GMV) of transactional activity hosted by the platform. The revenue generated from platform subscription, support and consulting fees resulting from these arrangements amounted to $715 and $112 for the years ended July 31, 2010 and 2009, respectively.

Source:  From MD&A, page 25 of Form 10-K for the fiscal year ended July 31, 2010, as filed with the Commission on October 20, 2010.

That expenses have been reduced is an overall statement of the trend since 2003.  Selling, general and administrative expenses and corporate salaries, wages and benefits have declined as a percentage of revenue from 35% in 2003 to 23% in 2010.

Mr. H. Christopher Owings
November 15, 2010

ITEX CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share amounts)

	For the fiscal years ended July 31,
	2003	2002

Revenue:
Trade exchange revenue	10,595	10,137
	10,595	10,137

Costs and expenses:
Costs of trade exchange revenue	6,384	5,383
Selling, general and administrative	3,726	4,354
Costs and expenses of regulatory and litigation matters	580	458
Depreciation and amortization	547	712
	11,237	10,907

Loss from operations	(642)	(770)

In addition, comparing the most recent two fiscal years, selling, general and administrative expenses and corporate salaries, wages and benefits, were reduced in 2010 both in absolute numbers and as a percentage of revenue.  The following table illustrates this point, taken from Management’s Discussion and Analysis of Financial Condition in our most recent Form 10-K, filed October 20, 2010:

Mr. H. Christopher Owings
November 15, 2010

Revenue, Costs and Expenses

The following table summarizes our selected consolidated financial information for the years ended July 31, 2010 and 2009, with amounts expressed as a percentage of total revenues:

	Years Ended July 31,
	2010		2009
	Amount	Percent of Revenue	Amount	Percent of Revenue

Revenue:
Marketplace revenue and other revenue	$16,925	100%	$16,502	100%

Costs and expenses:
Cost of Marketplace revenue	10,777	64%	10,481	64%
Salaries, wages and employee benefits	1,850	11%	1,895	11%
Selling, general and administrative	1,980	12%	2,337	14%
Depreciation and amortization	644	4%	762	5%
	15,251	91%	15,475	94%

Income from operations	1,674	10%	1,027	6%
Other income, net	(117)	-1%	1	0%

Income before income taxes	1,557	9%	1,028	6%

Income tax expense (benefit)	611	4%	421	3%

Net income	$946	5%	$607	3%

Source:  From MD&A, page 24 of Form 10-K for the fiscal year ended July 31, 2010, as filed with the Commission on October 20, 2010.

Finally, to “foster a high-performance culture” can have a variety of meanings.  The primary meaning intended by the Chairmanis described above at the top of page 13.  It encompasses ITEX’s efforts to enhance its internet applications and web services to make online services more user friendly for prospects, members, brokers,and corporate staff, and to create confidence in the Marketplace; upgrading its payment processing and team software with .NET technologies; reworking and launching a new user interface for www.itex.com in 2010, with more tools and better search functionality for members and brokers; expanding ITEX’s production and co-location facilities; as well as ITEX’s investment in technology, including the computer investment for brokers and corporate staff (new desktop computers, software and monitors).

Should you have any questions regarding the foregoing, please contact Stephen Tollefsen of the firm of Tollefsen Business Law at (425) 353-8883.

Should you wish to communicate by fax, please send your faxes to me at 425-463-4041.

Mr. H. Christopher Owings
November 15, 2010

Sincerely,
ITEX CORPORATION

/s/ Steven White
Steven White
Chief Executive Officer

cc:	Stephen Tollefsen
Tollefsen Business Law P.C.
(425) 353-8883